EXHIBIT 99.3

CDT Environmental Technology Investment Holdings Limited Files Annual Report on Form 20-F

Reports Second Consecutive Year of Revenue Growth and Profitability

Shenzhen, China, May 15, 2024 (GLOBE NEWSWIRE) – CDT Environmental Technology Investment Holdings Limited (NASDAQ: CDTG) (“CDT”), a leading provider of waste treatment systems and services throughout China, today announces that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024. The annual report on Form 20-F, which contains CDT’s audited consolidated financial statements, can be accessed through the SEC’s website at www.sec.gov or CDT’s website at https://www.cdthb.cn.

CDT will provide a hard copy of its annual report on Form 20-F, containing CDT’s audited consolidated financial statements, free of charge, to its shareholders upon request. To request a hard copy, shareholders should email a written request to investors@cdthb.cn.

Full Year 2023 Financial Highlights (comparisons are with the 2022 year, unless otherwise noted):

●	Revenues increased to $34.2 million, representing a year-over-year increase of 18.6%

●	Gross profit rose to $11.4 million, or 33.3% of sales, representing a year-over-year increase of 11.0%

●	Operating expenses were $2.8 million, or 8.2% of sales, representing a year-over-year decrease of $1.1 million, or 28.9%

●	Net income of $7.0 million, or $0.81 per share, compared to $5.2 million, or $0.63 per share, representing a year-over-year increase of 34.6%

●	Working capital of $24.2 million compared to $12.9 million

Subsequent to 2023 year-end:

●	Announced three new patents that feature new AI-powered intelligent waste-sorting technologies

“Following our IPO just a few weeks ago, we are pleased to report our third consecutive year of growth at both the top- and bottom-lines, with fundamentals continuing to trend well for our shareholders,” remarked Yunwu Li, Chief Executive Officer of CDT. “The market demand continues to support the growth of our business, and indeed, we are proud of the consistent progress we have made since the lifting of COVID-19 related operating restrictions throughout our key markets. Sales, gross profit, and net profit, our key performance indicators all were higher, and reflect excellent execution from our team, as we complete existing projects and add on new projects. Sewage treatment systems revenue was up over 20% for the year, and our two largest projects, in Lianjiang and Wuyishan are progressing through Phase 2, collectively with approximately $23.2 million in contract revenue to be recognized in coming quarters. With new projects coming on-line, including the $11.7 million contract with a partner in the Jianyang District of Nanping City, China, and new technological advancements we’re introducing to the waste treatment market, we are excited about the future for our company,” concluded Mr. Li.

Based on current visibility, management currently expects revenues for the full year 2024 to be in the range of $42.5 to $47.0 million, with net income in the range of $8.7 to $10.2 million. The midpoint of these ranges would represent growth of 30% for revenue and 35% for net income.

About CDT Environmental Technology Investment Holdings Limited

CDT, headquartered in Shenzhen, China, is a leading national player in China’s waste treatment sector that designs, develops, manufactures, sells, installs, operates and maintains sewage treatment systems and provides sewage treatment services in China, and is dedicated to promoting sustainable development through innovative solutions. Founded by pioneers in waste treatment, CDT aims to advance next-generation technologies that directly address environmental challenges and promote sustainable solutions. CDT is a recognized brand in China and is committed to innovation and customer satisfaction.

CDT’s mission is to help its customers achieve their critical infrastructure objectives while enabling positive change in technological environmental protection. It collaborates with industry leaders, environmental experts, and stakeholders to develop and implement advanced waste treatment solutions. Recently listed on the Nasdaq Capital Market, CDT is a prominent player in the waste treatment market, capable of providing comprehensive solutions to diverse customer needs, and has completed more than 150 plants across China.

For more information, visit CDT’s website at https://www.cdthb.cn.

Forward Looking Statements

This press release contains forward-looking statements that are based on the beliefs and assumptions of the management of CDT and on information currently available to such management. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT’s control. Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. All statements, other than statements of historical fact, contained in this press release, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its markets to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Investor and Media Contact

United States

Core IR

Peter Seltzberg, SVP Investor Relations and Corporate Advisory

investors@cdthb.cn

212-655-0924

www.CoreIR.com

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2023	2022	2021
REVENUES
Sewage treatment systems	$32,267,593	$26,552,481	$20,272,996
Sewage treatment services and others	1,942,326	2,296,881	3,283,824
Total revenues	34,209,919	28,849,362	23,556,820

COST OF REVENUES
Sewage treatment systems	21,630,216	17,170,669	12,816,882
Sewage treatment services and others	1,194,817	1,425,538	2,245,608
Total cost of revenues	22,825,033	18,596,207	15,062,490

GROSS PROFIT	11,384,886	10,253,155	8,494,330

OPERATING EXPENSES:
Selling	106,147	164,583	177,147
General and administrative	2,674,519	3,150,512	2,400,318
Research and development	80,948	112,668	136,690
(Recovery from) Provision for credit loss, net	(88,221)	471,454	(1,865,622)
Total operating expenses	2,773,393	3,899,217	848,533

INCOME FROM OPERATIONS	8,611,493	6,353,938	7,645,797

OTHER INCOME (EXPENSE)
Interest income	15,510	13,437	89,510
Interest expense	(106,130)	(64,658)	(68,656)
Other (expense) income, net	(92,939)	93,035	119,419
Total other (expense) income, net	(183,559)	41,814	140,273

INCOME BEFORE INCOME TAXES	8,427,934	6,395,752	7,786,070

INCOME TAXES EXPENSE	1,403,880	1,152,963	1,207,810

NET INCOME	7,024,054	5,242,789	6,578,260

Less: net loss attributable to noncontrolling interest	(393,652)	(539,229)	(197,479)

NET INCOME ATTRIBUTABLE TO CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$7,417,706	$5,782,018	$6,775,739

NET INCOME	7,024,054	5,242,789	6,578,260

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(497,722)	(2,110,311)	428,196

TOTAL COMPREHENSIVE INCOME	6,526,332	3,132,478	7,006,456

Less: Comprehensive loss attributable to noncontrolling interest	(372,574)	(599,166)	(116,532)

COMPREHENSIVE INCOME ATTRIBUTABLE TO CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$6,898,906	$3,731,644	$7,122,988

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	9,200,000	9,200,000	9,200,000

EARNINGS PER SHARE
Basic and diluted	$0.81	$0.63	$0.74